UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number	SEC File Number	CUSIP Number
3235-0058	000-56075	35086B108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

4Front Ventures Corp.
Full Name of Registrant

N/A
Former Name if Applicable

7010 E. Chauncey Lane, Suite 235
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85054
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

4Front Ventures Corp. (the “Registrant”) is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2024 by the prescribed due date of May 15, 2024, without unreasonable effort or expense. The delay is primarily due to the delayed filing of the Registrant’s Form 10-K for the fiscal year ended December 31, 2023, which was filed on April 15, 2024. The delayed completion and filing of the Form 10-K have subsequently postponed the commencement of work necessary for the timely preparation of the Form 10-Q. The Registrant currently anticipates that its Form 10-Q for the quarter ended March 31, 2024 will be filed no later than five days calendar days following its prescribed due date.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Andrew Thut, Chief Executive Officer	(602)	633-3067
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

4FRONT VENTURES CORP
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2024	By:	/s/ Andrew Thut
Andrew Thut
Chief Executive Officer